UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): January 25, 2007

GREENE COUNTY BANCSHARES, INC.

Tennessee	0-14289	62-1222567
(State or Other Jurisdiction	(Commission File Number)	(I.R.S. Employer
of Incorporation)		Identification No.)

100 North Main Street, Greeneville, Tennessee 37743-4992

(423) 639-5111

Check the appropriate box if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[X] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.    Entry Into a Material Definitive Agreement.

On January 25, 2007, Greene County Bancshares, Inc., a Tennessee corporation (“Greene County”), and Civitas Bankgroup, Inc., a Tennessee corporation (“Civitas”), entered into a definitive merger agreement (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Civitas will merge with and into Greene County, with Greene County continuing as the surviving corporation (the “Merger”).

At the effective time and as a result of the Merger, each share of Civitas common stock issued and outstanding at the effective time of the Merger will be converted into the right to receive 0.2674 shares of Greene County common stock or $10.25 in cash, subject to certain adjustments and provisions as contained in the Merger Agreement. Shareholders of Civitas will have the option of receiving stock, cash or a combination of stock and cash, subject to the terms of the Merger Agreement. Of the total consideration, 70% will be in the form of Greene County common stock and the remaining 30% will be in cash.

The completion of the Merger is subject to approval by the shareholders of both companies, receipt of required regulatory approvals and the satisfaction of normal and customary closing conditions.

The above description of the Merger Agreement does not purport to be a complete statement of the parties’ rights and obligations under the Merger Agreement and the transactions contemplated thereby. The above description is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this Current Report on Form 8-K as Exhibit 2.1 and incorporated herein by reference.

Item 7.01.    Regulation FD Disclosure.

On January 25, 2007, Greene County and Civitas issued the joint press release announcing the execution of the Merger Agreement. The press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by this reference.

Additional information

The proposed transaction will be submitted to Greene County’s and Civitas’ shareholders for their consideration. Greene County and Civitas will file a registration statement, a joint proxy statement/prospectus, and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission.

SHAREHOLDERS OF GREENE COUNTY AND CIVITAS ARE NOT BEING ASKED TO TAKE ANY ACTION AT THIS TIME BUT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Greene County and Civitas, at the SEC’s Web site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can be obtained, without charge, by directing a request to Greene County Bancshares, 100 North Main Street, Greeneville, TN 37743, Attention: Mr. James E. Adams, (423) 278-3050, or Civitas BankGroup, 4 Corporate Centre, 810 Crescent Centre Drive, Suite 320, Franklin, TN 37067, Attention: Investor Relations, Lisa L. Musgrove, (615) 234-1232.

Each of Greene County and Civitas and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Greene County and Civitas, as the case may be, in connection with the Merger. Information about the directors and executive officers of Greene County and their ownership of Greene County common stock is set forth in the proxy statement, dated March 27, 2006, for Greene County’s 2006 annual meeting of shareholders held on April 26, 2006, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Civitas and their ownership of Civitas common stock is set forth in the proxy statement, dated March 29, 2006, for Civitas’ 2006 annual meeting of shareholders held on April 26, 2006, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of such participants may be obtained by reading the joint proxy statement/prospectus when it becomes available.

Item 9.01.   Financial Statements and Exhibits.

(d)	Exhibits.

2.1
    Merger Agreement, dated as of January 25, 2007, by and between Greene County Bancshares, Inc. and Civitas Bankgroup, Inc. (schedules and exhibits to which have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

99.1	Joint Press Release of Greene County Bancshares, Inc. and Civitas Bankgroup, Inc. dated January 25, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 26, 2007         GREENE COUNTY BANCSHARES, INC.

By:       /s/ James E. Adams
Name:  James E. Adams
Title:    Senior Vice President and Chief Financial
              Officer